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Jane Lo <[redacted]

Test send - $8B lost in drive-thru lines: here's the fix

Marketing Email Preview Send <noreply@hubspot.com> Tue, Feb 17, 2026 at 9:38 AM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: [redacted]


DRIVE THRU
DUTCH BROS
FOR LEASE
TRUCK ROUTE

Why speed - and robotics - is the next shift for coffee chains

Hi there,

We didn't jump into solving the drive-thru problem without first doing a fair bit of research beforehand. We're not crazy after all.

The average coffee drive-thru hasn't meaningfully changed since they added the two-way speaker in the 1950s. And the cracks are showing:

- 30% of customers leave when they see the line (called "line balk"), which is $8B in lost sales every year.
- Labor shortages create inconsistent service and 10–20% order inaccuracies.
- Idling cars generate emissions, block sidewalks, and overload parking lots.
- Some coffee chains require 45–50 employees per store just to keep up.
- People want fast, easy, reliable coffee but the current system is one giant bottleneck.

IYKYK. Even if you didn't know the exact numbers, you've probably *felt* these problems. And that's why we built p!ng.

Our robotic pods remove the friction: no long lines, no bottlenecks, no waiting. Drinks are made fresh as customers arrive, consistently and quickly, with lower labor needs and better margins for operators.

If you believe the drive-thru needs a real upgrade, we'd love your early support: make your reservation in p!ng today

If you'd prefer a quick conversation before jumping in, you're welcome to chat with either of us. Just reply to this email.

Thanks for being in our corner,

Rob & Jane